SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

CE FRANKLIN LTD.

(Translation of Registrant's Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  July 7, 2005

CE FRANKLIN LTD.

By: "signed"

Name: Denise Jones

Title:    Controller

CONFERENCE CALL ANNOUNCEMENT

SECOND QUARTER 2005 RESULTS AND DISCUSSION

Calgary, Alberta, July 7, 2005 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced it will release its earnings report for the Second Quarter ended June 30, 2005, through CNW Group, on Thursday, July 21, 2005 after the close of the market.  It will also be posted on the company’s website at http://www.cefranklin.com.

The Company will then host its financial analyst conference call on Monday, July 25, 2005 at 2:00 p.m. Eastern Time (12:00 p.m. Mountain Time) to discuss its earnings report for the Second Quarter ended June 30, 2005.

Participants may join the call by dialing 1-800-814-4861 at the scheduled time of 2:00 p.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 4:00 p.m. Eastern Time on the same day by calling 1-877-289-8525 and entering the pass code of 21130495 and may be accessed until midnight Monday, August 1, 2005.

The call will also be webcast live at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1169740  and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, Chairman, President and Chief Executive Officer will lead the discussion and will be accompanied by Sam Secreti, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.

Thank you for your interest in CE Franklin. We look forward to your participation in the conference call.

About CE Franklin

CE Franklin distributes products and related services to the Canadian oil and gas industry, including projects involving drilling and completions, production and maintenance and capital construction. In addition, we are an important provider of materials to other resource based industries. We serve our customers through our network of 38 branches across Canada – from British Columbia to Ontario – as well as internationally.

Our employees are committed to delivering on the promises we have made to our customers, partners, vendors, communities and shareholders. We promise to listen, to improve, to work in partnership, to improve economics, to generate new ideas and to create and build value.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

1900, 300 – 5th Avenue S.W. Calgary, Alberta, Canada T2P 3C4 (403) 531-5600 Fax: (403) 265-1968